Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	AVITA Medical Limited
ABN	28 058 466 523

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Perry
Date of last notice	18 November 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2019

No. of securities held prior to change	12,702,764 Ordinary Shares 13,888,890 Unlisted Restricted Stock Units, LTI Plan 15,000,000 Unlisted Options

Class	Unlisted Restricted Stock Units, LTI Plan

Number acquired	39,554,252 Unlisted Restricted Stock Units, LTI Plan

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil consideration - Issued as part of CEO Long Term Incentive Plan and approved by shareholders at 2019 AGM

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	12,702,764 Ordinary Shares 53,443,142 Unlisted Restricted Stock Units, LTI Plan 15,000,000 Unlisted Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued as part of CEO Long Term Incentive Plan and approved by shareholders at 2019 AGM

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder	Not applicable
(if issued securities)

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	Not applicable

If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable

If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011